UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-40145

Jowell Global Ltd.

2nd Floor, No. 285 Jiangpu Road

Yangpu District, Shanghai

China 200082

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On February 28, 2023, the Board of Directors (the “Board”) of Jowell Global Ltd. (the “Company”) received a resignation letter from Mr. Zhiwei Xu to resign from his positions as the Chairman and director of the Board and the Chief Executive Officer (“CEO”) of the Company, effective on March 1, 2023. Mr. Xu indicated that his resignation is not because of any disagreement with the Company, its management or its directors.

On March 1, 2023, the Company appointed Mr. Haiting Li as Chairman and director of the Board and the CEO of the Company.

Mr. Haiting Li, age 52, served as the Chairman of Beijing LianFu Network Technology Co., Ltd. from October 2019 to February 2023. From May 2008 to September 2019, Mr. Li was the Chairman and general manager of Jinan Lingzhi Zhongcheng Marketing Co., Ltd. From January 1998 to May 2008, Mr. Li was the general manager of Jinan Lingzhiren Marketing Co., Ltd. From May 1994 to December 1997, Mr. Li was the Manager of Zibo Lingzhi Marketing Co., Ltd. Mr. Li received his bachelor degree of engineering in Industrial Electrical Automation major from Shandong Institute of Civil Engineering in July 1992.

In connection with his appointment, the Company entered into an employment agreement (the “Agreement”) with Mr. Haiting Li on March 1, 2023. The Agreement provides that Mr. Li will receive compensation in the amount of RMB1,200,000 per year and the term of the Agreement is for one (1) year.

Mr. Li was not selected pursuant to any arrangement or understanding between him and any other person. There are no family relationships between Mr. Li and the directors, nor between Mr. Li and any executive officer of the Company. Mr. Li is not a party to any transaction that would require disclosure under Item 404(a) of Regulation S-K promulgated under the Securities Act of 1933, as amended.

The foregoing description of the Agreement is only a summary of the terms of the Agreement and does not purport to be a complete description of such document, and is qualified in its entirety by reference to the Agreement, a copy of which is attached as an exhibit hereto and incorporated by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Jowell Global Ltd.

Date: March 3, 2023	By:	/s/ Haiting Li
	Name:	Haiting Li
	Title:	Chief Executive Officer

Exhibit Index

Exhibit No.	Description
10.1	Employment Agreement by and between Jowell Global Ltd. and Haiting Li dated March 1, 2023

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